HASCO Medical, Inc.

1416 West 1-65

Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	HASCO Medical, Inc.
Form l0-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
Form l0-Q for Fiscal Quarter Ended March 31, 2010
Filed on May 14, 2010
Form 8-K
Filed on May 19, 2009
File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated July 14, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 10·K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis

Critical Accounting Policies - Accounts Receivable, page 12

1. Please expand this discussion in future filings to discuss the nature of the estimates made in recognizing revenue and accounts receivable at their rea1izable values as a result of the reimbursement environment. Disclose how the estimates are calculated. Disclose also the amount of any adjustments that have been made to revenue and accounts receivable relating to the actual reimbursed amount received during 2009 and 2008. The disclosure may refer to the detailed information presented in "Reimbursement by Third Party Payor's" on pages 13-16 as necessary. Provide us with a copy of your proposed disclosure.

RESPONSE: The Company acknowledges staff’s comment regarding the nature of the estimates made in recognizing revenue and accounts receivable at their rea1izable values.  Provided below is our proposed disclosure.

Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under healthcare contracts with third-party payers, including private insurers, Medicaid, and Medicare. Insurance benefits are assigned to us by patients receiving medical treatments and related products and, accordingly, we bill on behalf of our patients/customers. Under these contracts, we provide healthcare services, medical equipment and supplies to patients pursuant to a physician’s prescription.  The insurance company reimburses us for these services and products at agreed upon rates. The balance remaining for product or service costs becomes the responsibility of the patient.  A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. We have established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

We perform analyses to evaluate the net realizable value of accounts receivable. Specifically, we consider historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that our estimates could change, which could have a material impact on our operations and cash flows.

We recorded contractual adjustments of $477,622 and $419,948 that have been made to revenue and accounts receivable relating to the actual reimbursed amount received during 2009 and 2008, respectively.

A detailed discussion is included elsewhere in this report regarding Reimbursement by Third Party Payor's under the Management’s Discussion and Analysis on Pages 13 to 16.

Results of Operations-Years ended December 31. 2009 and 2008, page 17

2. To the extent material to an understanding of your business, revise to disclose the amount of revenue from product sales separately from the amount of rental revenue for each year for which an income statement is required and disclose the reasons for year-to-year changes. Disclose and discuss gross profit for product sales and for rentals if materially different.

RESPONSE: We intend to comply with your comment by including the following disclosure.

The following table provides comparative data regarding the source of our net revenues in each of these periods:

	Years ended December 31,
	2009	2008
Product Sales	$2,143,672	$2,658,418
Rental Revenue	1,247,168	1,917,262
Total Net Revenues:	$3,390,840	$4,575,680

Product sales for the year ended December 31, 2009 decreased by $514,746 or approximately 19% as compared to the year ended December 31, 2008. Rental revenue for the year ended December 31, 2009 decreased by $670,094 or 35% approximately as compared to the year ended December 31, 2008. The overall decrease of product sales and rental revenue is due to the impact of the 9.5% MIPPA (Medicare Improvement for Patients and Providers Act) reduction, lower reimbursement rates from third party payors and lower hospital census levels.

	Year Ended December 31,
Gross profit as a Percentage of Net Revenues	2009	2008
Product sales	15%	22%
Rental Revenue	58%	50%
Total	73%	72%

During the year ended December 31, 2009, our gross profit for our product sale as a percentage of net revenues decreased by approximately 7% as compared to the year ended December 31, 2008. The decrease in gross profit of product sales reflects the effects and impact of MIPAA reductions and lower reimbursement rates from third party payors.

During the year ended December 31, 2009, our gross profit for our rental revenue as a percentage of net revenues increased by approximately 8% as compared to the year ended December 31, 2008. The increase in gross profit of rental revenue is primarily attributable to the decrease in depreciation of rental equipment. The decrease in depreciation was a result of certain rental equipment that was fully depreciated during fiscal 2008. Accordingly, we did not have depreciation during fiscal 2009 on this fully depreciated rental equipment.

Item 14. Principal Accountant Fees and Services, page 31

3. In the fiscal year ended December 31, 2009, you disclose paying zero audit fees and $41,222 in audit related fees. Please tell us why you paid no audit fees during 2009 or provide revised disclosure. Tell us also whether the audit fee paid in 2008 represents fees for the audit of BBC Graphics of Palm Beach, Inc. or for the audit of Southern Medical & Mobility (SMM).

RESPONSE: Based upon the Company’s review of the above matters, we have revised this disclosure as follows:

The following table sets forth the fees billed by our principal independent accountants for each of our last two fiscal years for the categories of services indicated.

	Year Ended December 31,
Category	2009	2008
Audit Fees (1)	$26,472	$11,572
Audit Related Fees (2)	14,750	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

The audit fees billed during fiscal 2008 represents audit fees of BBC Graphic of Palm Beach, Inc.

Financial Statements

Consolidated Statements of Operations, page F-4

4. We refer you to the gain on extinguishment of debt in the amount of $8,750. Please provide us, and disclose in future filings, a general description of the underlying transaction including the amount of debt extinguished, the consideration paid, other elements and the resulting gain. See FASB ASC 470-50-50-1. Also tell us where the gain is classified in the statement of cash flows.

RESPONSE: The gain on the extinguishment of debt relates to the forgiveness of accrued interest payable to HASCO Holding, LLC, a related party, in March of 2009, in the amount of $8,750. The gain is classified in the statement of cash flows under net cash provided by operating activities and was erroneously included in accounts payable and accrued liabilities. The Company acknowledges staff's comment regarding the gain on extinguishment of debt and we will correct our statement of cash flows properly reflecting the extinguishment of debt and make this disclosure in future filings.

Consolidated Statement of Changes in Shareholders' Equity, page F-5

5. We note that the S Corp election terminated in June 2008 at the time of the reverse merger. The entire balance of retained earnings or accumulated deficit that remains after any final dividend is paid to the S Corp shareholders must be transferred to Additional Paid-In Capital. Please tell us what the $325,814 reclassification represents and how that amount was calculated.

RESPONSE: The Company was taxed as an S Corporation until June 2, 2008.  At that time the Company changed its status to a C Corporation which resulted in a reclassification of the remaining balance of retained earnings in the amount of $325,814 to additional paid-in capital.  As a result of the reverse merger the outstanding common stock per BBC Graphics of Palm Beach, Inc. (“BBC Graphics”) at 12/31/07 was used in the equity roll forward, in lieu of the net common stock of Southern Medical & Mobility, Inc. of $325,814.

Value of common stock per Southern Medical and Mobility, Inc. 8-K at 12/31/07	$3,525,814
Offset by treasury stock at 12/31/2007	(3,200,000)
Value of common stock "displaced" by common stock of BBC Graphics at 12/31/07	$325,814

6. Please tell us why you have not presented pro forma tax and earnings per share data for 2008 on the face of your historical financial statements as if you had been taxed as a C Corporation beginning January 1,2008 in order to present comparative periods on a consistent basis.  Please quantify the pro forma impact on tax expense and earnings per share in your response.

REPSONSE: This comment has been complied with and we have provided our disclosure below.

Beginning in June 2008, the Company’s tax status changed to a C Corporation. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations prior to June 2008. In June 2008, we ceased to be an S corporation and became a C Corporation and, as such, we are subject to federal and state income tax. The following table illustrates the pro forma effect on tax expense and earnings per share as if the Company had been taxed as a C Corporation beginning January 1, 2008.

Pro forma Statement of Operations Data with respect to S-Corp Status

Income before income taxes	$ 481,082
Pro forma income tax expense	$ 163,568
Pro forma net income	$ 317,514

Pro forma Common Share Data with respect to S-Corp Status

Pro forma net income per share
Basic income per share	$ 0.00
Diluted income per share	$ 0.00

7. Please tell us how you determined the amounts of the $367,862 credit to Additional Paid-In Capital and the $639,066 charge to Retained Earnings as part of the adjustment to record the reverse merger. Provide the amounts of all significant components and describe their nature in your response.

RESPONSE: The following explains how we determined the amounts of the $367,862 credit to Additional Paid-In Capital and the $639,066 charge to Retained Earnings as part of the adjustment to record the reverse merger.

On the date of the reverse merger, we recorded adjustments to reflect the recapitalization of the Company by 1) reflecting the issuance issuing 87,500,000 shares of common stock to the shell’s previous shareholders and to reflect the carryover equity of the legal acquirer, BBC Graphics and 2) to reflect the forgiveness of accrued liabilities owed to previous shell officers of BBC Graphics not assumed by the Company after the reverse merger.

1)	Retained earnings	$639,066
	Due to previous shell shareholders		$323,704
	Additional paid-in capital		$227,862
	Common stock, par value		$87,500

To record 87,500,000 shares at par value issued in connection with reverse merger, to reclassify negative paid-in capital to retained earnings and to reflect debt owed to shell shareholders.

2)	Due to previous shell shareholders	$140,000
	Additional paid in capital		$140,000

To reflect forgiveness of accrued liabilities owed to previous officers not assumed by the Company in the reverse merger.

Consolidated Statement of Cash Flows, page F-6

8. We note this statement and the statement of changes in stockholders' equity presents $898,729 in dividends paid. Please reconcile this disclosure with your statement on page 10 under the heading, "Dividend Policy," that you never paid cash dividends on your common stock.  If the dividend is a noncash dividend, delete the item from the Statement of cash flows and present it as a separate item within the supplemental schedule of noncash financing and investing activities. Refer to the guidance of FASB ASC 230·10-50-3 through 50-6.

RESPONSE: The dividends paid per the statement of changes in stockholders’ equity in the amount of $898,729 relates to payments made to prior ownership before the date of the reverse merger.  The note on page 10 under the heading “Dividend Policy” will be clarified in future filings to reflect this fact that we have never paid dividends after the reverse merger.

Note 2- Basis of Presentation and Summary of Significant Accounting Policies – Accounts Receivable, page F-I0

9. In future filings please disclose the major payor categories of accounts receivable as required by FASB ASC 310-10-50-3. Please provide us with your revised disclosure.

RESPONSE: We intend to comply with your comment by including the following disclosure.

Accounts receivable balance concentrations by major payor category as of December 31, 2009 and December 31, 2008 were as follows:

Percentage of Accounts Receivable Outstanding:	December 31, 2009	December 31, 2008
Medicare	46.2%	39.8%
Medicaid/Other Government	2.1%	8.6%
Private Insurance/Other	51.7%	51.6%
Total	100.0%	100.0%

Property and Equipment, page F-11

10. In future filings, revise to disclose how you account for equipment that is rented to customers. Please provide us with your revised disclosure.

RESPONSE: Property, plant and equipment, including rental equipment are recorded at cost. Depreciation of rental equipment is computed using the straight-line method over the estimated useful lives, generally one to three years. Such depreciation of rental equipment is charge to cost of sales. Maintenance and repairs are charged to expense as incurred.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

11. Please revise this exhibit in future filings to eliminate all references to "small business issuer" (paragraphs 3-5) as that term is no longer relevant in view of the elimination of Regulation S-B. Confirm to us that you will make this change.

RESPONSE: The Company acknowledges staff’s comment regarding the elimination of all references to “small business issuer” and that we will make this change in future filings.

12. In future filings, revise the head note to Paragraph 4 and paragraph 4(b) to address internal controls over financial reporting. Please refer to Item 601(b) (31) ofRegu1ation S-K. Confirm to us that you will make this change.

RESPONSE: The Company acknowledges staff’s comment regarding the revision of the head note to Paragraph 4 and paragraph 4(b) to address internal controls over financial reporting and that we will make this change in future filings.

Form 8-K filed on May 14, 2009

13. Please describe to us the terms of the acquisition of SMM by Hasco Holdings, LLC ("Hasco") in 2008, the percentage of stock acquired by Hasco and Hasco's method of accounting for the acquisition of SMM. Provide the purchase allocation if this acquisition was a purchase business combination.

RESPONSE:

In June 2008, Harold Compton, SR. acquired 100% of the outstanding share of stock in Southern Medical & Mobility, Inc., an Alabama corporation, in exchange for cash in the amount of $3,200,000. There is no purchase allocation because the acquisition was not a purchase business combination. Harold Compton, SR. acquired 100% of the outstanding stock from the former shareholder of Southern Medical & Mobility, Inc. Subsequently Mr. Compton, Sr. transferred the title of the acquired stock to Hasco Holdings, LLC, a holding company owned by Mr. Compton Sr. and his family members.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer